EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Energy, Inc.
	2003		2002	2001	2000	1999
Earnings:
(Loss) income from continuing operations	$(336,351	)*	$(510,648)*	$456,297 *	$318,692 **	$292,572	**
Fixed charges (see below)	490,142		328,824	296,573	239,354	201,614
Income taxes	(216,990	)*	(334,471)*	248,219 *	187,424 **	166,915	**
Amortization of capitalized interest	1,592		1,719	243	116	37
Less: capitalized interest	(15,394)		(12,628)	(9,417)	(5,149)	(2,219)
Less: preference security dividend requirements of consolidated subsidiaries	(5,037)		(5,037)	(5,037)	(5,040)	(7,183)
Less: loss (income) from unconsolidated equity investees	1,233		(33,767)	(1,035)	(2,263)	1,028

Total Earnings (as defined)	$(80,805)		$(566,008)	$985,843	$733,134	$652,764

Fixed Charges:
Interest expensed and capitalized	$477,998		$312,599	$283,282	$229,324	$186,810
Preference security dividend requirements of consolidated subsidiaries	5,037		5,037	5,037	5,040	7,183
Estimated interest component of rental expense	7,107		11,188	8,254	4,990	7,621

Total Fixed Charges (as defined)	$490,142		$328,824	$296,573	$239,354	$201,614

Ratio of Earnings to Fixed Charges	(A	)	(A )	3.32	3.06	3.24

*	Excludes dividends on preferred stock of subsidiaries, minority interest and the cumulative effect of accounting change(s).
**	Excludes the effect of the extraordinary charge.
(A)	For the year ended December 31, 2003 and 2002, there is a deficiency of earnings to cover the fixed charges of $570,947 and $894,832, respectively.